Exhibit 10.28
November 1, 2007 [Updates letters from Bob Virtue dated October 8, 2007 and October 10, 2007]
Mr. David Godsell
4724 Dudley Lane
Atlanta, GA 30327
Dear David:
Re: Termination of Employment
The purpose of this letter is to provide an overview of the terms of your termination of employment from Novelis and to link together various company specific documents relating to your separation of employment. These documents are included as numbered attachments. For the purposes of flow the sequencing of the events and attachments will generally follow historical chronology.
Summary of Transition - David Godsell – Attachment I (February 23, 2007).
On February 23, 2007 during a meeting with Ed Blechschmidt, then Acting CEO of Novelis Inc. and Clarence Chandran, Director and Chairman of the Human Resources Committee of the Board of Directors for Novelis Inc., the content of Attachment I was communicated.
From the period February 23, 2007 through the close of the Hindalco transaction on May 15, 2007 you remained on active payroll at your annualized rate of $310,000 as communicated in Attachment I. During this period you utilized all your available outstanding vacation entitlement. You remained on payroll for the period May 16, 2007 through June 30, 2007, as Novelis worked through the details of calculating your Change In Control benefits including potential tax gross-ups under Section 3 of your Change In Control Agreement
Specifics identified within the Summary of Transition – Attachment I
a)	Novelis Founders Performance Shares: The Performance Share Units were cancelled in exchange for a cash payment following the completion of the acquisition of Novelis Inc. by AV Metals Inc., a subsidiary of Hindalco Industries Limited [“the Transaction”].

b)	Conversion Options: All of your Novelis Conversion options were transferred to Novelis for a cash payment following the completion of the Transaction.

c)	Long Term Incentive (2006): All your stock options granted on October 26, 2006 under the Novelis Inc. 2006 Incentive Plan were transferred to Novelis for a cash payment following the completion of the Transaction.

d)	Short Term Incentive Award (STI) (2006): Your STI award for the 2006 fiscal year of $ 85,000 was paid in April 2007.

e)	Short Term Incentive Award (STI (2007): Your STI award for the 2007 period of January 1, 2007 to May 15, 2007 was paid at your target bonus level following the completion of the Transaction.

f)	Change In Control: You were afforded treatment under your Novelis Change In Control Agreement of September 24, 2006 - Attachment II - subject to employment termination within 6 months prior or 2 years after a Change In Control. With the May 15, 2007 completion of the Transaction you were deemed to be eligible for Change In Control payout.

g)	Automobile: The opportunity to purchase the company vehicle was cited.
Agreement Concerning Retirement and Separation and Release Agreement
On July 30, 2007 – you received a letter from Novelis that consisted of an Agreement Concerning Retirement (Attachment III) and a Separation and Release Agreement (Attachment IV)
The Agreement Concerning Retirement outlines some of the major details associated with your retirement from Novelis effective July 1, 2007. Specifically it confirms your entitlements to certain payments and other benefits covered under your Change In Control Agreement as also referenced in Attachment I of this letter.
Provided you execute a Separation and Release agreement as required under Section 2(a) of your Change In Control Agreement dated September 24, 2006, you will be entitled to the following payments and other benefits under your Change In Control Agreement.
(a)	A lump sum payment in an amount equal to 24 months of total cash compensation (i.e. base salary plus short-term incentive opportunity). This amount will be $961,000. As required under Section 2 of your Change In Control Agreement, this payment will be delayed for a period of six (6) months as required by Internal Revenue Code Section 409A.

(b)	You are entitled to continue life insurance coverage under the Company’s group life insurance plan for a period of twenty-four (24) months at your pre-termination level of coverage. Details of the per month cost for your optional life insurance, spouse life Insurance, child life insurance are attached. The intent would be to take all of these costs from your Change In Control payment unless you elect to drop one or more of these coverage types. The attachment also shows the amount of imputed income to keep your regular coverage in effect for 24 months.

(c)	You are entitled to twenty-four (24) months of additional credit for benefit accrual and contribution allocation purposes (including credit for age,

service and earnings pro rated over twenty-four (24) months under the Company’s tax qualified and non-qualified pension and savings plan. Your Pension Information has been forwarded to you under separate cover. Your non-qualified savings plan account will be credited with two years additional match [a total of $20,250] as soon as practicable after you execute a Separation and Release Agreement.

(d)	Gross-up Payment if warranted under Section 3. Tax Reimbursement of your Change In Control Agreement.
You are entitled to the following benefits even if you elect not to execute a Separation and Release agreement
•	Retirement benefits but without the enhancements included with your Change In Control Agreement.

•	Retiree medical coverage which begins on July 1, 2007 at active employee rates.

•	You have the option of purchasing your company car from Novelis at book value or returning it to Novelis.
The Agreement Concerning Retirement also specifies the forfeiture of your Recognition Shares and the cessation of company Short and Long-Term Disability effective as of your retirement date.
Attachment V is the July 13 2007 letter from Beverly Husani outlining your entitlements under various Company Pension plans (subject to certain elections on your part). Attachment XII is the October 25, 2007 letter from Beverly Husani updating this information.
The following chart depicts (with appropriate assumptions of elections, start dates, signed CIC Agreement etc...) the sources and composition of the monthly pension payments in US funds.

	July 1, 2007	January 1, 2008
Alcan Pension Plan (APP)	$1,378	$1,427

Novelis Pension Plan (NPP)	$2,898	$3,009

Supplemental Retirement Plan (SRBP)	N/A	$7,573

Total	$4,277	$12,009

*	SRBP – total of $ 7,573 consists of two parts: a) $ 4,081 per month additional pension due to IRS limit on compensation that can be recognized in qualified plan NPP, b) $ 3,492 per month due to the Change In Control Agreement.

It is important for you to know that payments under the SRBP will commence on January 1, 2008, if you so elect. If you do not make that election, payments will commence at age 55.
You will receive an updated letter from Ms. Husani when we have an indication from you as to when you would want to begin various payments.
Attachment VI is July 19, 2007 letter from Christine Morgan that outlines COBRA coverage for Medical and Dental Coverage. Attached to this a HIPAA Certificate of Group Health Coverage. Under separate cover your were sent information concerning COBRA including a listing of coverage rates and identification of the “election rights expiry date of 09/29/07”
Health care benefits for you and your family can be summarized as follows:
(a)	Medical: Effective on your early retirement date of July 1 2007, because of your eligibility you began participation under the Novelis Retiree Medical coverage. Until such time that the retiree medical plan changes, if it changes, you are eligible for retiree medical coverage at active employee rates.

(b)	Dental: Effective June 30 2007 dental coverage for you and your family terminated. You were eligible to elect COBRA coverage as was communicated to you. There is no company provision for dental under current company retiree plans.
Other Issues associated with Termination of Employment:
a)	Novelis Savings Plan: You should have received a termination kit from Vanguard outlining your various possible elections.

b)	Novelis Canada Savings Plan: On October 9, 2007 Novelis sent an electronic transmission between payroll (processed in Cleveland) and Fidelity showing your status end date as October 9, 2007. That notification should trigger Fidelity to send distribution material directly to you (we do not get any copies).

c)	AlcanCorp Non-Qualified Deferred Compensation Plan: Our records indicate that you continue to be a member in this plan that is administered by Vanguard on behalf of Alcan. Novelis as you are aware did not continue this plan after the spin-off from Alcan. You may wish to contact the Alcan shared services center in Chicago (866-704-2379) regarding ongoing participation and disbursement. We expect that your annual distributions for five years will commence March 2008.

d)	Company Vehicle: You have the option to purchase your company vehicle at book value or return it to the company. The price communicated to you was $ 67,350.00, plus sales tax of $5,388.00, plus an administrative fee of $75.00, for a total of $ 72,813.00. If you have not already done so, you will make that election in writing when you return this signed letter and the Separation and Release Agreement to me.

e)	Short-Term Incentive: (May 15 – 30 June 2007) – Under the terms of Section 2.(c)(i) of your Change In Control Agreement (Attachment II), you shall be entitled to a short term incentive award for this period pursuant to the terms of the incentive plan with respect to which such award is issued (Novelis Annual Incentive Plan 2007 -2008 is attached as Attachment VII). The amount of this award will be inclusive of the one time payment covered in section (i) below.

f)	Tax preparation services: Novelis will provide tax preparation services for the 2007 and 2008 tax years.

g)	Separation and Release Agreement: As articulated within the Change In Control Agreement, the company has prepared the Separation and Release Agreement that is attached as Attachment X and it updates Attachment IV, Attachment VIII (red-lined version) and Attachment IX (clean version).

h)	Tax Reimbursement – Gross-Up Payment: Attachment XI is the calculation document reflecting Novelis’s contractual requirements under section 3 (c) of the Change In Control Agreement, pertaining to the amount of excise tax to be imposed by Section 4999, if any, and gross-up as determined under Section 280.

i)	One Time Payment. The company will provide you with a taxable one time payment of $50,000, payable by Novelis as soon as is practicable after January 1, 2008 provided you have executed and have not revoked the Separation and Release Agreement, covering additional consideration for a release, including but not limited to the 2007 STI referenced in section (e), reimbursement for certain legal fees, 409A tax consultation services and similar release-related items. This payment will address all other potential requests for reimbursement associated with Separation and is reflected as consideration cited in section 4 (f) of the Separation and Release Agreement Attachment X.
There are two originals of this letter summarizing the termination terms, including all attachments (a “packet”). Please sign both originals of this letter and both originals of the Separation and Release Agreement (also included as Attachment X) and return one signed packet to me. You may keep one original packet for your records.

Yours truly,

/s/ Robert Virtue

Robert Virtue
VP Human Resources

Accepted and Agreed:
/s/ David Godsell November 12, 2007

David Godsell Date: